UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________
FORM 11-K
_____________________

(Mark One)
[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2017

OR

[  ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to ________________

Commission File Number 0-18859

A.       Full title of the plan and the address of the plan, if different from that of the issuer named below:

Sonic Corp. Savings and Profit Sharing Plan

B.       Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sonic Corp.
300 Johnny Bench Drive
Oklahoma City, OK 73104
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Sonic Corp. Savings and Profit Sharing Plan

Financial Statements and Supplemental Schedule

December 31, 2017 and 2016, and Year Ended December 31, 2017

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrative Committee
Sonic Corp. Savings and Profit Sharing Plan:

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Sonic Corp. Savings and Profit Sharing Plan (the Plan) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information
The supplemental information in the accompanying schedule of schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan's auditor since 2013.

/s/ KPMG LLP
Oklahoma City, Oklahoma June 25, 2018

Sonic Corp. Savings and Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31,
	2017	2016
Investments, at fair value	$65,948,442	$54,976,535

Receivables:
Participant contributions	93,681	96,412
Employer contributions	209,624	204,741
Notes receivable from participants	1,092,821	855,173
Other	14,415	13,856
Total receivables	1,410,541	1,170,182

Total assets	67,358,983	56,146,717

Liabilities:
Other	6,090	25,225
Total liabilities	6,090	25,225

Net assets available for benefits	$67,352,893	$56,121,492

See accompanying notes.

Sonic Corp. Savings and Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2017
Change attributed to:
Investment income:
Net appreciation in fair value of investments	$8,889,837
Interest and dividends	1,058,555
Total net investment income	9,948,392

Interest income on notes receivable from participants	39,747

Contributions:
Participants	3,990,575
Employer	2,313,241
Rollover	749,520
Total contributions	7,053,336
Total additions	17,041,475

Deductions:
Benefit payments	5,684,333
Administrative expenses	125,741
Total deductions	5,810,074

Net increase in net assets available for benefits	11,231,401
Net assets available for benefits at beginning of year	56,121,492
Net assets available for benefits at end of year	$67,352,893

See accompanying notes.

Sonic Corp. Savings and Profit Sharing Plan
Notes to Financial Statements
December 31, 2017

1.  Description of the Plan

General

The Sonic Corp. Savings and Profit Sharing Plan (“the Plan”), was last amended and restated effective January 1, 2017.  The Plan is a Safe Harbor Plan in accordance with Treasury Regulations Sections 1.401(k)-3 and 1.401(m)-3 covering “eligible employees” of Sonic Corp. (“the Employer” or “the Company”), as defined in the Plan document.  Generally, an employee is eligible to participate in the Plan for salary deferral if the employee is 21 years old or older and is eligible for matching contributions after the employee has also completed one year of service.  An eligible employee’s entry date into the Plan is the first day of the next calendar quarter (January 1st, April 1st, July 1st, October 1st) following the date on which the employee satisfies the eligibility requirements of the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.  See the Plan document for a more complete description of the Plan’s provisions.

Investments

The Plan's investments are held by an appointed trust company.  The Plan’s record keeper is Transamerica Retirement Solutions (“Transamerica”) and the trustee for the Plan is State Street Bank and Trust Company (“SSBT”).

Contributions

Participants may contribute up to 50% of pretax annual compensation, as defined in the Plan document.  Eligible employees are required to affirmatively elect to participate in the Plan in order to make deferral contributions and take advantage of the safe harbor matching contributions made by the Company. Participants may also roll over amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of all contributions into various investment options offered by the Plan. The Plan limits a participant’s contributions to the Sonic Stock investment fund to 25% of the participant’s total contributions.  Highly compensated employees receive safe harbor matching contributions equal to 100% of the first 3% of participant contributions and 50% of the next 3% of participant contributions.  Non-highly compensated employees receive safe harbor matching contributions equal to 100% of the first 3% of participant contributions and the second 3% of participant contributions as follows:
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Years of Service	Employer Match (1)
Less than 10 years (50% of second 3% salary deferral)	1.5%
Between 10 years and 19 years (75% of second 3% salary deferral)	2.25%
20 or more years (100% of second 3% salary deferral)	3%
————————
(1)  Amount represents employer match for second 3% of participant contributions. Salary deferral contributions that exceed 6% of the participant’s compensation, as defined by the Plan, will not be taken into account when calculating matching contributions.

Sonic Corp. Savings and Profit Sharing Plan
Notes to Financial Statements
December 31, 2017

Nonelective contributions may be made each Plan year on behalf of each participant at the discretion of the Employer.  Each participant must be an eligible employee, employed on August 31st of the applicable Plan year and employed on the date the contribution is made.  The Company made nonelective contributions totaling $177,900 during 2017.  Additional profit sharing amounts may be contributed at the option of the Company’s Board of Directors.  No such discretionary profit sharing contribution was made for 2017. Contributions are subject to certain limitations of the Internal Revenue Code (the “Code”).

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon.  All safe-harbor matching and nonelective contributions made after January 1, 2013 vest immediately.  Employer contributions made to the Plan prior to January 1, 2013 are 100% vested after six years of credited service, with 20% vesting after two years of service, followed by additional 20% annual increments through the sixth year.

Forfeitures

Forfeited balances of terminated participants’ non-vested accounts may be used to reduce employer contributions and to pay plan expenses.  For the year ended December 31, 2017, forfeitures paid plan expenses of $29,694.  Unallocated forfeited non-vested balances of $440 and $20,829 were included in the Plan assets at December 31, 2017 and 2016, respectively.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions and Plan earnings and charged with applicable investment and administrative expenses.  Allocations are based on participant compensation or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less.  Participants are limited to one outstanding loan at any one time.  The loans are secured by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates as determined quarterly by the Plan Administrator.  Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service, death, disability or retirement, a participant may elect to receive a lump-sum payment in an amount equal to the value of the participant’s vested interest or may elect to receive a distribution of his/her vested interest.  Distributions made to individuals who have not attained the age of 59 ½ may be subject to a 10% early distribution penalty. A participant may also make withdrawals on account of hardship, as defined by the Plan.

Sonic Corp. Savings and Profit Sharing Plan
Notes to Financial Statements
December 31, 2017

Administration and Revenue Sharing

The Plan is administered by the Sonic Corp. Savings and Profit Sharing Plan Administrative Committee (the "Plan Administrator").  Certain administrative expenses incurred by the Plan may be paid by the Company and are excluded from these financial statements.  For the year ended December 31, 2017, the Company paid plan expenses of $159,060.

The Plan earns revenue-sharing credits from certain investment funds.  The credits may be used to pay Plan expenses.  During 2017, $74,045 was used to pay expenses incurred by the Plan.

Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan or discontinue Company contributions at any time.  Upon termination of the Plan, the rights of participants under the Plan shall become 100% vested and non-forfeitable, and the net assets of the Plan will be distributed by the Plan Administrator.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.  Benefit payments are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest.  Interest income on notes receivable from participants is recorded when it is earned.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  No allowance for credit losses was recorded as of December 31, 2017 or 2016.  If a participant ceases to make a note repayment and the Plan Administrator deems the note to be a distribution, the note receivable balance is reduced and a benefit payment is recorded.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Investment related expenses are included in net appreciation of fair value of instruments. Shares of mutual funds are valued at published market prices, which represent the net asset value (“NAV”) of shares held by the Plan at year end.

Sonic Corp. common stock is held by participants in a unitized fund, which means participants do not own shares of Sonic Corp. common stock, but rather own an interest in the unitized fund.  The fund consists of common stock and cash equivalents to meet the fund’s daily cash needs.  Unitizing the fund allows for daily trades.  The value of a unit reflects the combined fair value of the Sonic Corp. common stock and cash held by the fund.  The Plan owns the underlying assets of shares in common stock and the underlying cash.

Sonic Corp. Savings and Profit Sharing Plan
Notes to Financial Statements
December 31, 2017

The Plan invests in investment contracts through a common/collective trust fund, the Diversified Stable Pooled Fund, which is solely invested in the Wells Fargo Stable Return Fund W (“the Fund”).  Shares of the Fund are valued at contract value, which represents the NAV and fair value of shares held by the Plan at year end.

The Fund is designed to deliver safety and stability by preserving principal and accumulating earnings.  This Fund is primarily invested in guaranteed investment contracts, bank investment contracts and synthetic investment contracts.  Participant redemptions have no restrictions.

Withdrawals from the Fund which are due to the Plan’s initiated events will be made within the 12-month period following receipt of the Plan’s written withdrawal request by Transamerica.  Initiated events are events within the control of the Plan which Transamerica reasonably determines would have an adverse financial effect on the Fund including, but not limited to, a merger, layoffs, bankruptcy, full or partial Plan termination and early retirement incentive programs.  During the above referenced 12-month period, benefit distributions and participant-directed transfers to non-competing funds will be permitted from the Fund, subject to a 90-day equity wash provision.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

The Plan invests in various investment securities.  Investment securities are exposed to various risks, such as interest rate, credit and market risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) in the United States (“U.S.”) requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid. At December 31, 2017, and 2016, there were no amounts allocated to accounts of participants who had elected to withdraw from the Plan but had not been paid.

3.  Income Tax Status

As of December 31, 2017, the Plan was operating under an amended plan for which a determination letter was received from the IRS dated February 8, 2018 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Company has indicated that it will take the necessary steps to maintain the Plan’s qualified status.

Sonic Corp. Savings and Profit Sharing Plan
Notes to Financial Statements
December 31, 2017

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan.  The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2014.

4.  Fair Value Measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  To determine fair value, a three-level hierarchy is used.  The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement).  The three levels of the fair value hierarchy are described below:

•
Level 1 valuations use quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date.  An active market is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

•
Level 2 valuations use inputs other than actively quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.  Level 2 inputs include: (a) quoted prices for similar assets or liabilities in active markets, (b) quoted prices for identical or similar assets or liabilities in markets that are not active, (c) inputs other than quoted prices that are observable for the asset or liability such as interest rates and yield curves observable at commonly quoted intervals and (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•
Level 3 valuations use unobservable inputs for the asset or liability.  Unobservable inputs are used to the extent observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

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Sonic Corp. Savings and Profit Sharing Plan
Notes to Financial Statements
December 31, 2017

	Assets at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total
Mutual Funds	$60,284,773	$—	$—	$60,284,773
Sonic Corp. Common Stock	2,762,206	—	—	2,762,206
Cash Reserve Account	1,678	—	—	1,678
Common/Collective Trust:
Stable Pooled Fund	2,899,785	—	—	2,899,785
	$65,948,442	$—	$—	$65,948,442

	Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Mutual Funds	$49,407,792	$—	$—	$49,407,792
Sonic Corp. Common Stock	2,677,457	—	—	2,677,457
Cash Reserve Account	37,675	—	—	37,675
Common/Collective Trust:
Stable Pooled Fund	2,853,611	—	—	2,853,611
	$54,976,535	$—	$—	$54,976,535

5.  Related-Party Transactions

The Fund is managed by Transamerica.  Because Transamerica is the Plan’s record keeper, transactions involving the Fund qualify as party-in-interest transactions.  Additionally, a portion of the Plan’s assets are invested in a unitized fund holding the Company’s common stock.  Because the Company is the Plan sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions.  Another party-in-interest to the Plan is SSBT, which serves as the passive trustee for the Plan.  In this capacity, SSBT serves as the legal trustee of the Plan; however, as is permitted under the terms of the trust between SSBT and the Plan, SSBT has contracted with Transamerica for Transamerica to provide certain necessary duties and responsibilities for the operation of the trust.  Certain Plan investments are managed by SSBT, and these transactions qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.

Supplemental Schedule

Sonic Corp. Savings and Profit Sharing Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Plan Number 001

EIN: 73-1371046

December 31, 2017

		(c)
		Description of
		Investment including
		maturity date, rate of
	(b)	interest, collateral,
	Identity of Issue, Borrower,	par or maturity	(e)
(a)	Lessor or Similar Party	value	Current Value
*	State Street Bank and Trust Company	Cash Reserve Account	$1,678
	American Funds EuroPacific Growth Fund	92,854 shares	5,212,820
*	Diversified Stable Pooled Fund	166,751 shares	2,899,785
	Dreyfus Intermediate Term Income	361,701 shares	4,835,943
	Federated U.S. Treasury Cash Reserves	852,300 shares	852,300
	Invesco Growth and Income	287,548 shares	7,766,681
	Invesco Small Cap Growth	150,724 shares	6,333,435
	JPMorgan MidCap Value	78,700 shares	3,170,045
	Lazard Emerging Markets Equity Instl	42,599 shares	852,834
	Mainstay Large Cap Growth	735,108 shares	6,968,823
	Oppenheimer International Bond	223,693 shares	1,333,212
*	Sonic Corp. common stock	96,153 shares	2,641,170
*	State Street Institutional Liquid Reserves Fund	121,036 shares	121,036
	Vanguard Total Stock Market Index	34,591 shares	2,307,899
	Vanguard Target Retirement Income	11,068 shares	149,967
	Vanguard Target Retirement Income 2015	43,171 shares	661,807
	Vanguard Target Retirement Income 2020	52,067 shares	1,633,867
	Vanguard Target Retirement Income 2025	168,868 shares	3,124,059
	Vanguard Target Retirement Income 2030	99,261 shares	3,338,161
	Vanguard Target Retirement Income 2035	149,899 shares	3,101,404
	Vanguard Target Retirement Income 2040	80,422 shares	2,876,705
	Vanguard Target Retirement Income 2045	147,736 shares	3,324,060
	Vanguard Target Retirement Income 2050	49,582 shares	1,794,868
	Vanguard Target Retirement Income 2055	14,505 shares	569,028
	Vanguard Target Retirement Income 2060	2,219 shares	76,855
	Total investments		65,948,442

*	Notes receivable from participants	Interest rates from 4.25% to 7.00% with varying maturities	1,092,821
	Total		$67,041,263
*Indicates party-in-interest to the Plan.

Column (d) is not applicable as investments are participant-directed.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SONIC CORP.

By: /s/ Corey R. Horsch
Corey R. Horsch, Chair of the Sonic Corp. Savings and Profit Sharing Plan Administrative Committee

Date:  June 25, 2018

EXHIBIT INDEX

Exhibit Number and Description

23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm